Financial Goal Securities, Inc. Report
Pursuant to SEC Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2020

CONTENTS

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Goal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35-900 Bob Hope Drive, Suite 202
(No. and Street)

Rancho Mirage	CA	92270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan S. Kocen (760) 324-4015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Bryan S. Kocen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Goal Securities, Inc., as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bryan S. Kocen
Signature

President
Title

Giovanny Grajeda
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside
Subscribed and sworn to (or affirmed) before me on this 19 day of January, 2021 by Bryan S. Kocen proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

GIOVANNY GRAJEDA
COMM. #2270206
NOTARY PUBLIC • CALIFORNIA
RIVERSIDE COUNTY
Commission Expires DECEMBER 8, 2022



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Financial Goal Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Goal Securities, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 18, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

800.848.0008
www.AAICPAs.com

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash in bank	$ 20,110
Concessions receivable	106,000
Advances to stockholder	120,743
Prepaid fidelity bond	779
Deposit - CRD	130
Total assets	$ 247,762

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable		$ 70,848
Income taxes payable		2,013
Total liabilities		72,861
Guarantees		-

Stockholder's equity:

Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Additional paid-in capital	22,833	
Retained earnings	142,068	
Total stockholder's equity		174,901
Total liabilities and stockholder's equity		$ 247,762

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2020

Revenues:		
Concessions - DPP		$ 405,754
Due diligence fees		74,996
Interest		1,195
Total revenues		481,945
Operating expenses:		
Salaries and commissions	$ 352,172	
Professional fees	22,743	
Payroll taxes	7,039	
Regulatory assessments	9,249	
SIPC assessments	648	
Overhead reimbursement	43,800	
Other	2,897	
Total expenses		438,548
Income before income taxes		43,397
Income taxes		2,813
Net Income		$ 40,584

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 10,000	$ 22,833	$101,484	$ 134,317
Net income for the year ended December 31, 2020	-	-	40,584	40,584
Balance at end of year	$ 10,000	$ 22,833	$142,068	$ 174,901

The accompanying notes are an integral part of this financial statement.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH

YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net Income		$ 42,784
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Increase in concessions receivable	$ (101,500)	
Decrease in prepaids and deposit	90	
Increase in advances to stockholder	(1,250)	
Increase in accounts payable	69,863	
Decrease in income taxes payable	(8,338)	
Total adjustments		(41,135)
Net cash flows provided/(used) by operating activities		1,649
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		1,649
Cash at beginning of year		20,661
Cash at end of year		$ 22,310

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 11,151
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Rancho Mirage, California, with a branch office in San Diego, California. The Company is a member of FINRA and the SIPC. The Company is in the business of selling private placements and other services.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Revenue Recognition

The Company earns Concessions fees and Due diligence fees from its private placements. Concessions fees and Due diligence fees are recognized according to the terms of the customer agreement, at the closing date of the private placement transaction, which includes the customer's full payment.

The Company earns ongoing minor Concessions fees and Due diligence fees throughout the private placement investment period. These are recognized in the period received, due to material uncertainties beforehand which represent a variable consideration constraint.

Concessions Receivable

Concessions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary, because probable uncollectible accounts are immaterial.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Current	$ 1,762	$ 1,051	$ 2,813
Deferred	-	-	-
Total	$ 1,762	$ 1,051	$ 2,813

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2020. The Company's Federal and California tax returns are subject to examination for three and four years, respectively, subsequent to their being filed.

(3) RELATED PARTY TRANSACTIONS

The Company had entered into an expense-sharing agreement with a related corporation, whereby the Company secures necessary office space, support staff, equipment, telephone and utilities from the affiliated corporation for a monthly payment of $3,650 through June 30, 2021. A new agreement may be renewed annually.

The Company also pays commissions to two independent contractors, for services performed, one of whom is a parent of the shareholder of the Corporation. The agreement remains in effect until July 31, 2021, and may be renewed annually thereafter.

Advances to stockholder totaled $120,743 at December 31, 2020; and the weighted average balance was $120,118 for the year then ended based upon the month-end balances. The Company received interest income of $1,195 on these advances for the year ended December 31, 2020. Repayment terms are not scheduled in writing.

The Company shares its office space with an affiliate under the terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2020.

(4) GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2020 or during the year then ended.

(5) SUBSEQUENT EVENTS

After year end the Company experiences net capital deficiency. The Company correctly self reported to FINRA on January 8, 2021. At the close of business on January 5, 2021 to early January 7, 2021 the Company's net capital was deficient. The deficiency was corrected on January 7, 2021. During the time of the deficiency, no business was transacted. The Company transferred $30,000 from the Company's primary account instead of from the investor advisors account, after the close of business on January 5, 2021. The Company noticed the problem first thing on January 7, 2021 upon review of the bank accounts. The Company immediately transferred the $30,000 back into the Company's primary account. No other transactions or events were found that were material enough to require recognition in the financial statements.

(6) RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(7) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2020, the net capital was $17,449 which exceeded the required minimum capital by $12,449. The aggregate indebtedness to net capital ratio was 4.18 to 1.

(8) COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

FINANCIAL GOAL SECURITIES, INC.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1

DECEMBER 31, 2020

Computation of net capital

Common stock	$ 10,000	
Additional paid-in capital	22,833	
Retained earnings	142,068	
Total stockholder's equity		$174,901
Less: Non-allowable assets		
Prepaid expense	(779)	
Advances to stockholder	(120,743)	
Deposits	(130)	
Receivables, non-allowable portion	(35,800)	
Total non-allowable assets		(157,452)
Net Capital		17,449

Computation of net capital requirements
Minimum net capital requirement

6 2/3 percent of net aggregate indebtedness	$4,857	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$12,449
Aggregate indebtedness		$72,861

Ratio of aggregate indebtedness to net capital 4.18 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2020.

> See Report of independent
> registered public accounting firm

FINANCIAL GOAL SECURITIES, INC.
Schedule II - Computation for Determination of the Reserve Requirements and Information
Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC
Rule 15c3-3
As of December 31, 2020

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provision of SEC Rule 15c3-3 as the Company does not and will not hold customer funds or securities, and that its business activities are, and will remain as private placements and due diligence fees. Accordingly, there are no items to report under the requirements of this Rule.

See Report of independent
registered public accounting firm

Financial Goal Securities, Inc. Report on
Exemption Provisions Pursuant to 17 C.F.R.
§ 15c3-3(k)
For the Year Ended December 31, 2020





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholder of Financial Goal Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Financial Goal Securities, Inc. claimed: it is exempt from SEA Rule 15c3-3 because its business activities are performing private placements and due diligence fees. As a result, the Company does not hold customer funds or securities. Financial Goal Securities, Inc. did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. Financial Goal Securities, Inc.'s management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Goal Securities, Inc.'s compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Financial Goal Securities, Inc.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 18, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com





FGS
Financial Goal Securities, Inc.

Bryan S. Kocen
President
Registered Principal

Assertions Regarding Exemption Provisions

We, as members of management of Financial Goal Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 because its business activities are performing private placements and due diligence fees. As a result, the Company does not hold customer funds or securities.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2020.

Financial Goal Securities, Inc.

By:

Bryan S. Kocen

SIPC

Enhancing the diversification of your investment portfolio
35-900 Bob Hope Drive, Suite 202, Rancho Mirage, CA 92270
Phone (760) 324-4015 • Fax (760) 324-4301 • bryan@kfginc.com